SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number

000-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

INDEX

Independent Auditors' Reports

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002

Signature

Exhibit 23(a) – Consent of Independent Auditors

Exhibit 23(b) – Notice of Inability to Obtain Consent

Exhibit 99(a) – Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

COSTCO 401(k) RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

COSTCO 401(k) RETIREMENT PLAN

Index

Independent Auditors’ Reports

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Information:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

Independent Auditors’ Report

The Benefits Committee
Costco 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors’ report expressed an unqualified opinion on those statements in their report dated April 12, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington
June 27, 2003

Report of Independent Public Accountants

To the Benefits Committee of

the Costco 401(k) Retirement Plan:

                We have audited the accompanying statement of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year then ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Seattle, Washington
April 12, 2002

This audit report of Arthur Andersen LLP, our former independent public accountants, is a copy of the original report dated April 12, 2002 rendered by Arthur Andersen LLP on our financial statements included in our Form 11-K filed on April 23, 2002 and has not been reissued by Arthur Andersen LLP since that date. We are including this copy of the Arthur Andersen LLP audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Act of 1933.

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Registered investment company funds:
American Growth Fund of America	$8,417,608	$—
American New Perspective Fund	11,705,868	9,673,924
Vanguard Asset Allocation Fund	14,909,297	12,815,929
Davis New York Venture Fund	21,662,078	20,005,193
Invesco Growth Fund	—	10,158,821
Small Cap Stock Fund	28,298,989	20,788,075
Spectrum Income Fund	82,799,622	64,283,749
Mid-Cap Growth Fund	82,497,834	82,287,155
Equity Index Fund	36,045,830	34,987,052
International Stock Fund	7,935,516	7,075,926
Common commingled trust fund:
Stable Value Fund	359,641,027	292,884,958
Costco Wholesale Corporation common stock	350,508,883	461,516,888
Participant loans	69,875,287	54,119,006
Cash and cash equivalents	174,176	1,382,046
Total investments	1,074,472,015	1,071,978,722

Contributions receivable:
Employer	81,221,615	68,696,906
Employee	5,299,899	4,021,854
	86,521,514	72,718,760
Net assets available for plan benefits	$1,160,993,529	$1,144,697,482

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2002 and 2001

	2002	2001
Net investment income (loss):
Net (depreciation) appreciation in fair value of investments:
Shares of registered investment company funds	$(49,264,175)	$(20,770,545)
Common stock	(185,833,361)	46,237,335
Interest	5,215,045	4,712,812
Dividends	21,594,607	18,631,290
Total net investment (loss) income	(208,287,884)	48,810,892

Contributions to the Plan:
Employee	104,140,886	85,000,871
Employer	97,453,462	83,188,957
Total contributions	201,594,348	168,189,828
Interplan transfer	135,950	—

Plan merger	61,048,872	—

Distributions to participants	(38,195,239)	(38,924,132)
Net increase in net assets available for plan benefits	16,296,047	178,076,588

Net assets available for plan benefits, beginning of year	1,144,697,482	966,620,894
Net assets available for plan benefits, end of year	$1,160,993,529	$1,144,697,482

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 31, 2002, the Costco 401(k) Plan for California Union Employees (the Union Plan) was merged into the Costco 401(k) Retirement Plan.

(a)                       Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company discretionary contribution after completion of one year of service with a minimum 1,000 hours worked, and attaining the age of 18.

(b)                       Employee Contributions

Each year, participants may contribute from 1% to 25% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

(c)                        Employer Contributions

All Company contributions are made in cash, and invested in accordance with investment selections already made by participants. If no selection has been made, the contribution is defaulted to the T. Rowe Price Stable Value Fund. Employer contributions are allocated based on an employee’s classification as either a California Union Employee or an Other than California Union Employee.

(1)                           Other than California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service and was approved for the years ended December 31, 2002 and 2001.

(2)                           California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $250 per year.

The Company also makes a contribution to all plan participants (with five years of service or more) employed on the last day of the plan year based upon hours worked during the plan year up to a maximum of 80 hours per pay period (bi-weekly). Participants who reach their fifth anniversary up to their ninth anniversary receive $0.20 per hour. Participants who reach or exceed their tenth anniversary receive $0.30 per hour.

(d)                       Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                        Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-matching and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested
Less than 2	0%
2-3	20
3-4	40
4-5	60
5 or more	100

(f)                          Forfeitures

During 2002 and 2001, forfeitures of $1,500,000 and $1,000,000, respectively, were used to reduce the employer contributions to the Plan. Forfeitures without benefit of investment gains or losses can be restored to a participant’s account if the participant is re-employed by the Company prior to the expiration of five years of consecutive breaks in service and repays the full dollar amount distributed because of the termination within five years of the re-employment date. As of December 31, 2002 and 2001, forfeitures of approximately $2,700,000 and $1,419,000, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

(g)                       Investment Options

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the statements of net assets available for plan benefits. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Funds may be temporarily invested in a cash account.

Participants may change their investment options and transfer amounts between funds daily.

(h)                       Distributions

Upon termination of employment, total disability or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a six-month period.

(i)                          Participant Loans

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. However, only the participant’s pre-tax contribution, rollover, and Company matching amounts are eligible to borrow against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the calendar quarter in which the loan was made. The rates at December 31, 2002 and 2001 ranged from 5.75% to 11.5% and 7.0% to 11.5%, respectively. The loans have various maturity dates, through December 2017.

(j)                          Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)                       Administrative Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

(l)                          Interplan Transfers

Interplan transfers represent the net amount of participant account balances transferred during the year to the Plan from the Union Plan as a result of the participants’ changing employment within the Company and the related changes in their eligibility status.

(2)                                 Significant Accounting Policies

(a)                       Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)                       Use of Estimates

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

(c)                        Investment Valuation and Income Recognition

Investments are stated at fair value. Registered investment company and common commingled trust funds, and Costco Wholesale Corporation common stock are valued based on quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses.

The Plan invests in Company common stock and various registered investment company funds which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(d)                       Payment of Benefits

Benefits are recorded when paid.

(3)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(4)                                 Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended subsequent to receiving a determination letter. The plan administrator believes that the Plan is designed and was being operated in compliance with the applicable requirements of the IRS.

(5)                                 Party-in-Interest Transactions

Certain plan investments are shares of registered investment company funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of party involved/description of investments	Current value
* T. Rowe Price:
American Growth Fund of America	$8,417,608
Cash and cash equivalents	174,176
Spectrum Income Fund	82,799,622
Mid-Cap Growth Fund	82,497,834
Equity Index Fund	36,045,830
International Stock Fund	7,935,516
Stable Value Fund	359,641,027
Small Cap Stock Fund	28,298,989
Davis New York Venture Fund	21,662,078
Vanguard Asset Allocation Fund	14,909,297
American New Perspective Fund	11,705,868

* Costco Wholesale Corporation common stock	350,508,883

Participant loans, with interest rates of 5.75% to 11.5% maturing through December 2017	69,875,287
$1,074,472,015

* Indicates a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 27th day of June, 2003.

Costco 401(k) Retirement Plan

By:	/s/ John Matthews
John Matthews
Senior Vice President
Costco Wholesale Corporation